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NEWS RELEASE for December 21, 2001 at 7:30AM EST
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Contact:     Allen & Caron Inc            A.C.L.N. Limited
             Jill Cieslak (Investors)     Jane Creber, V.P. Investor Relations
             Len Hall (Media)             310-551-0062
             949-474-4300                 jane@aclnltd.com
             ---------------------------------------------
             jill@allencaron.com
             len@allencaron.com


              A.C.L.N. LIMITED SHIPS APPROXIMATELY 18,000 VEHICLES
                             IN OCTOBER AND NOVEMBER

LOS ANGELES, CA (December 21, 2001)...A.C.L.N. Limited (NYSE:ASW), a leader in the logistics of pre-owned automobiles and trucks, announced today that the Company shipped approximately 18,000 pre-owned automobiles and trucks in the first two months of the fourth quarter. Year-to-date, A.C.L.N. has shipped more than approximately 183,000 vehicles to ports in Africa.

Due to port congestion and a strike in Lagos, Nigeria, five of A.C.L.N.'s shipments had been delayed. The vessels, one car carrier and four truck carriers, have discharged their shipments. African dealers are traveling less frequently to Europe to purchase pre-owned vehicles largely due to the bankruptcy of a major European airline, which has reduced the number of available flights from Benin and Nigeria, resulting in as much as a doubling of the airfare a West African dealer must pay to travel to Europe to purchase pre-owned vehicles. The Company's operations normally experience seasonal weakness in the fourth quarter, and this year the weakness has been exacerbated by the situations described. The Company hopes the situations will be alleviated, and further delays will be shortened.

About A.C.L.N. Limited
----------------------
         A.C.L.N. Limited (www.aclnfltd.com) is a leader in pre-owned automobile and truck logistics, serving six European ports, and fourteen ports of destination in Africa. Founded in 1978, A.C.L.N. currently operates two primary business segments: (i) providing pre-owned automobile and truck logistics services between Europe and Africa, and (ii) purchasing and selling new automobiles in Africa on a wholesale basis.

         This news release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements that relate to the A.C.L.N.'s sales, profitability and growth, demand for its products or services, growth in the markets it serves or any other statements that relate to the intent, belief, plans or expectations of A.C.L.N. or its management, or that are not a statement of historical fact. Any forward looking statements in this news release are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Other factors that could cause A.C.L.N.'s actual results to differ materially are discussed in the A.C.L.N.'s recent filings with the Securities and Exchange Commission. A.C.L.N. disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.